Exceed Company Ltd. to Hold Annual General Meeting
on June 30, 2010

BEIJING, June 7, 2010 – Exceed Company Ltd. (Nasdaq: EDS) ("Exceed" or "Company"), one of China's leading domestic sports and leisurewear brands, today announced that it will hold its annual general meeting on June 30, 2010 at 4:30 p.m. local time at the Conrad Hotel (in the Bowen Room, Level 7), Pacific Place, 88 Queensway, Hong Kong. The Board of Directors of the Company has fixed the close of business on June 3, 2010 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. The Company’s annual report on Form 20-F as well as other documents prepared in connection with the Annual General Meeting can be obtained from SEC website www.sec.gov. Shareholders may also obtain free copies by calling (852) 3669-8105 or emailing to vivien.tai@xdlong.cn.

About Exceed

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second- and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Forward Looking Statement

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Exceed’s actual results to differ materially from our current expectations. Factors that could cause Exceed’s results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our design and manufacturing efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture our products; our ability to retain and attract key personnel; our ability to compete with our competitors. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our annual report on Form 20-F. Exceed undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Investor Contacts:
Katharine O’Brien
ICR
(646) 277-1217
katharine.obrien@icrinc.com